***Your Vote is Critical! ***

In the next few days you will receive a package of proxy materials with details on an important proposal that affects your investment in the following mutual fund(s):

➢	The High Yield Income Fund, Inc.
➢	The High Yield Plus Fund, Inc.

The proxy mailing will contain important information about the proposal, as well as instructions on several quick and easy ways to submit your vote. You can also view the proxy statement and access the voting instructions on Prudential’s web site (www.Prudential.com/fundchanges).

Please review the information carefully and vote as soon as possible. Voting your shares promptly will help enable us to hold the shareholder meeting on time and eliminate the need for additional solicitation mailings and/or phone calls.

If you have any questions about the information contained in the proxy mailing or the voting process, please call our proxy solicitor, D.F. King & Co., Inc., at 1-800-431-9642. Thank you for your quick response on this important matter.

***Your Vote is Critical! ***